UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd, HuangPu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On July 13, 2021, Sentage Holdings Inc. (the “Company”) closed its initial public offering (“IPO”) of 4,000,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), pursuant to its registration statement on Form F-1 (File No.333-254558) originally filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2021, which was declared effective by the SEC on July 8, 2021. The Ordinary Shares were priced at $5.00 per share and the IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “SNTG” on July 9, 2021.

The Company issued press releases announcing the pricing and closing of the IPO on July 8 and July 13, 2021, respectively. Copies of the press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sentage Holdings Inc.

Date: July 14, 2021	By:	/s/ Qiaoling Lu
	Name:	Qiaoling Lu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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